Exhibit 99.4

Alpha Compute Corp. Completes Majority Acquisition of GAMEE

Transaction Brings 120 million Gaming Users to Alpha Compute with 2025 Revenue of $3.5 million and $926K in Q1, resulting in a 56% CAGR YoY

Road Town, British Virgin Islands, May 27, 2026 (GLOBE NEWSWIRE) -- Alpha Compute, Inc. (NASDAQ: ALP), a leading provider of high-performance AI compute infrastructure, today announced the successful closing of its majority acquisition of GAMEE, the gaming and digital rewards platform. This transaction also establishes Alpha Games, Alpha Compute’s new AI gaming division, which will be led by GAMEE’s founder Bozena Rezab as Executive Vice President.

The transaction is now completed following the satisfaction of all applicable regulatory requirements and closing conditions.

The closing of the GAMEE acquisition represents a significant milestone for Alpha Compute, bringing under its umbrella a proven global gaming platform with 120 million registered users, a robust portfolio of gaming titles, and a proprietary digital rewards engine. With 2025 revenue of $3.5 million and $926K in Q1, GAMEE brings a 56% compound annual growth rate year over year to Alpha Compute, with 2026 revenues expected to exceed 2025. GAMEE has established itself as a critical bridge between mainstream mobile gaming and digital economies, and its integration into Alpha Compute's ecosystem is expected to meaningfully expand the Company's capabilities and addressable market at the intersection of AI, gaming, and digital infrastructure.

Transaction Terms

Under the terms of the definitive agreement, Alpha Compute has acquired a 60% controlling interest in GAMEE from Animoca Brands, at an implied GAMEE valuation of $18 million, for total consideration of up to $11 million structured as follows:

I. Closing Consideration: $3.5 million

  $1.5 million in cash;
  Approximately $2 million in Alpha Compute shares and pre-funded warrants;
  Alpha Compute to acquire an additional $2 million of GMEE within 90 days of closing.

II. Year 1 Earn-Out: Up to $3.5 million

  1.0 million ALP shares, valued at $1.50 per share, contingent upon GAMEE achieving annual EBITDA of $1.2 million;
  If EBITDA is greater than zero but less than $1.2M, the payout will be calculated on a pro-rata basis.

III. Year 2 Earn-Out: Up to $4.0 million

  Contingent upon GAMEE achieving annual EBITDA of $1.6 million, split between cash and ALP shares

As part of the transaction, Animoca Brands has signed a two-year standstill agreement that prohibits Animoca Brands from acquiring a controlling position in Alpha Compute. Additionally, assets from Animoca Brands' treasury — approximately 878 million GMEE (approximately $1,830,630 added to the Alpha Compute Balance Sheet, as of GMEE yesterday closing price) representing 51% of Animoca's holdings — have been transferred as part of the deal.

Q1 2026 Financial & Operational Highlights

GAMEE has entered Alpha Compute's portfolio with significant commercial momentum, posting an estimated $926,000 in revenue for the first quarter of 2026 — a 56% year-over-year increase compared to Q1 2025 ($593,000). The platform attracted over 5.57 million users and logged 88.5 million game plays in the quarter alone.

  Current Reach: 1.7M monthly active users (MAUs) and 150K daily active users (DAUs) across all platforms;
  Telegram Footprint: Continued expansion within the Telegram Mini App (TMA) ecosystem, serving over 61 million Telegram users from its 120 million total registered user base;
  Full-Year 2025 Revenue: Estimated $3.5 million, representing a three-year compound annual growth rate (CAGR) of 112%.

Azuki Collaboration Highlights In Q1 2026, GAMEE concluded a landmark brand collaboration with premier brand Azuki through the Alley Escape Telegram mini-app:

  315,000 users and 27 million game plays;
  Reached the Top 200 Mini Apps on Telegram and achieved #1 Arcade Game on PlayToEarn;
  Drove a sold-out Azuki Sticker sales within 10 minutes of launch.

The Gold Fest Initiative — $2M Ecosystem Campaign In January 2026, GAMEE finalized an agreement with nGRND and Flashy to launch "Gold Fest," one of the largest gamified distributions of real assets within the Telegram ecosystem:

  A multi-phase campaign distributing $2 million in in-situ gold via Telegram;
  GAMEE secured $500,000 in development fees and a $500,000 marketing budget to execute the initiative;
  Phase II (launching Q2/Q3 2026) will introduce a pioneering agentic layer, enabling users to connect or rent AI agents to participate in a dedicated prize pool — accelerating mass adoption of AI agents in gaming.

Strategic Outlook: AI + Gaming on Telegram

With the acquisition now closed, Alpha Compute will integrate GAMEE's gaming distribution infrastructure with its AI GPU compute stack — including its Blackwell B200 and B300 GPU clusters powering Telegram's Cocoon AI confidential compute network. GAMEE's platforms will serve as a native deployment channel for Alpha Compute's AI capabilities, with agentic gameplay experiences and AI-assisted production forming the foundation for GAMEE's 2026 product roadmap.

Alpha Compute's strategic priorities for GAMEE through year-end are:

  Revenue Scaling — Aggressive monetization across native and Telegram-based channels, targeting continued double-digit YoY growth;
  Brand Synergy — Bridging Tier-1 digital brands into the Telegram ecosystem audience;
  AI Integration — Deepening the use of Alpha Compute's GPU infrastructure for internal game production and external "agent-centric" gameplay experiences.

Founded in 2015, GAMEE has grown from a mobile gaming aggregator into one of the most widely used gaming platforms, reaching over 120 million registered users across its Telegram and mobile applications. The company powers a proprietary digital rewards engine through its Telegram application and creates large-scale gaming experiences for global IPs such as Azuki, NASA, Manchester City and Mocaverse. Under Alpha Compute's ownership, GAMEE's platform and community will be integrated with the Company's AI compute infrastructure, enabling new categories of AI-powered gaming experiences and digital ownership applications.

Alpha Compute's integration of GAMEE's platform assets, technology stack, and global user community will be integrated into the AI Confidential Compute platform within the next two fiscal quarters. With over 120 million users, the launch of a confidential AI ad network inside the platform, combined with the addition of new clients, activations, and brand partnerships will focus the teams on delivering additional value for stakeholders.

"The closing of the controlling interest and majority shares of GAMEE is a defining moment for Alpha Compute. GAMEE is not simply a gaming platform — it is a fully realized digital economy with over 100 million participants, a world-class founding team, and infrastructure that is purpose-built for the AI era. Integrating GAMEE into our ecosystem accelerates our strategy of building the compute and platform layer that powers the next generation of AI applications. We are proud to welcome the GAMEE team and community into the Alpha Compute family, and we look forward to building something remarkable together."  — Enzo Villani, Executive Chairman & Chief Investment Officer, Alpha Compute Corp.

"GAMEE has established itself as a large‑scale, real‑time gaming environment serving millions of users within Telegram. This long-standing partnership highlights GAMEE as a powerful simulation layer where AI, compute and interactive play all intersect. Gaming has always been a primary driver for breakthroughs in AI technology—as pioneers like NVIDIA have demonstrated—and we believe GAMEE and Alpha Compute will help write the next chapter in delivering scalable infrastructure for Sovereign AI.”  — Yat Siu, Co-Founder & Executive Chairman, Animoca Brands

"This acquisition is a powerful signal that the principles of digital ownership, data rights, and user empowerment are not just ideals — they are the foundation of the next wave of technology value creation. Alpha Compute has demonstrated a genuine commitment to building platforms that respect users' rights and put real economic power in their hands. I am proud to see GAMEE continue its mission under this new chapter, and excited by what the future holds for Alpha Games."  — Brittany Kaiser, Chief Executive Officer, Alpha Compute Corp.

"Building GAMEE from the ground up, we always believed that gaming could be a gateway to genuine digital empowerment. Watching this vision find its next home with Alpha Compute is deeply gratifying. The team at Alpha Compute understands what makes GAMEE special — the community, the technology, and the commitment to real player ownership — and we are confident they will carry that forward with the ambition and resources it deserves. This is a proud day for everyone who has been part of GAMEE's journey."  — Bozena Rezab, Co-Founder, GAMEE, Executive Vice President, Alpha Games

"From day one, GAMEE was built on a simple but powerful belief: that rewarding players for their skill, effort, and loyalty — and bringing the value of AI to mainstream gaming — is how you build something that truly lasts. That belief has always meant that the future of gaming is inseparable from the future of digital ownership and open technology. Alpha Compute's acquisition brings that future into sharper focus. Their infrastructure capabilities and strategic vision create the conditions for GAMEE to scale in ways that were simply not possible before. I speak for the entire GAMEE team when I say that we are excited for what comes next, and grateful to everyone in our community who made this moment possible." — Martin Zakovec, CEO, GAMEE

ABOUT GAMEE
GAMEE is a mobile-first gaming platform focused on onboarding a mass gaming audience. It has over 120 million registered users and has served over 10 billion gameplay sessions across multiple ecosystems. GAMEE has onboarded 4 million users into the Telegram ecosystem. The company has partnered with over 40 major communities including Azuki, Mocaverse, Notcoin, The Sandbox, and Cool Cats. Learn more at www.gamee.com.

ABOUT ANIMOCA BRANDS

Animoca Brands Corporation Limited (ACN: 122 921 813) is a global digital leader building and investing in impactful technologies and ecosystems to reimagine future economies through AI and the agentic web. It has received broad industry and market recognition Financial Times’ High Growth Companies Asia-Pacific and Deloitte Tech Fast. Animoca Brands is recognized for building digital platforms such as the Moca Network, Open Campus, Anichess, and The Sandbox, as well as institutional-grade platforms; providing digital services to help companies launch and grow; and investing in frontier technology, with a portfolio of over 600 companies. For more information visit www.animocabrands.com or follow on X, YouTube, Instagram, LinkedIn, Facebook, and TikTok.

ABOUT ALPHA COMPUTE CORP.

Alpha Compute Corp. (Nasdaq: ALP) is a pioneering leader in AI GPU-as-a-service (GPUaaS) and AI Confidential Compute. Alpha Compute builds and operates businesses at the intersection of confidential computing, artificial intelligence, and AI. The Company’s GPU assets deliver privacy-preserving computation to partners and applications including Telegram, Animoca Brands, GAMEE, and Midnight Network. Alpha Compute is incorporated in the British Virgin Islands.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. All statements other than statements of historical fact, including those preceded by, followed by, or incorporating words such as "believes," "expects," "anticipates," "intends," "estimates," "plans," "may," "will," "potential," "continues," or similar expressions are forward-looking statements.

Forward-looking statements in this release include, without limitation: the expected timing and go-live dates for Alpha Compute's GPU cluster deployments; projected revenue from the Company's AI infrastructure buildout; anticipated benefits from the Company's confidential compute partnerships and infrastructure expansion; and the Company's broader business strategy and operational plans.

These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including: the timing and progress of the Company's strategic initiatives; reliance on third-party vendors and partners; the ability to secure additional financing; uncertainty around the Company's investments and legacy business; risks related to technology platforms and ecosystems; and general market and economic conditions. A more complete discussion of these risks is set forth under "Item 3 - Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended March 31, 2025, and in the Company's Forms 6-K filed with the Securities and Exchange Commission on September 3, 2025 and January 13, 2026.

Undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained herein are made as of the date of this press release, and the Company undertakes no obligation to update or revise them publicly, except as required by law.

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